EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-33772) on Form S-8 of Interactive Intelligence, Inc. of our report dated June 26, 2007 relating to the statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the supplemental schedule, Schedule H, Line 4i -Schedule of Assets (Held at End of Year), which report appears in the December 31, 2006 annual report on Form 11-K of the Interactive Intelligence, Inc. 401(k) Savings Plan.

/s/ KPMG LLP
Indianapolis, Indiana
June 26, 2007